Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN: L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

July 8, 2019

To

The Secretary

BSE Limited

National Stock Exchange of India Limited

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub: Newspaper Advertisement

Please find enclosed copies of newspaper advertisement regarding Notice of 35th Annual General Meeting of the Company and e-voting information as published in Financial Express and Nava Telangana on July 6, 2019.

This is for your information and records.

With regards

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Financial Express – July 6, 2019

Dr.Reddy's

NOTICE OF AGM AND E-VOTING INFORMATION

NOTICE is hereby given that the 35th Annual General Meeting (AGM) of Dr. Reddy's Laboratories Limited ('the Company') is scheduled to be held on Tuesday, 30 July 2019 at 9.30 AM at The Ballroom, Hotel Park Hyatt, Road No. 2, Banjara Hills, Hyderabad – 500 034, to transact the business as set out in the notice of the said AGM.

Pursuant to Section 101 and 136 of the Companies Act, 2013, read with Rule 18 of the Companies (Management and Administration) Rules, 2014, the annual report of the Company for the financial year 2018-19 along with the notice of 35th AGM has been sent by e-mail to the members, who have registered their respective e-mail address either with the Company or the concerned Depository. The physical copies of the notice and annual report have been despatched to other members in the permitted mode on 5 July 2019.

Pursuant to the provisions of Section 108 of the Companies Act, 2013, Rule 20 of the Companies (Management and Administration) Rules, 2014, as substituted by the Companies (Management and Administration) Amendment Rules, 2015 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, the Company is pleased to provide e-voting facility to members to cast their vote on all the resolutions set out in the notice convening 35th AGM. The members may cast their vote electronically through electronic voting system of National Securities Depository Limited (NSDL) from a place other than venue of AGM (remote e-voting).

All members are informed that:

1. The Ordinary and the Special Businesses as stated in the notice of 35th AGM may be transacted through voting by electronic means;
2. The remote e-voting shall commence on Friday, 26 July 2019 (9.00 AM IST) and ends on Monday, 29 July 2019 (5.00 PM IST);
3. The cut-off date for determining the eligibility to vote by electronic means or at the AGM is Tuesday, 23 July 2019;
4. Any person, who acquires shares of the Company and becomes a member of the Company after despatch of the notice of AGM and holds shares as of the cut-off date i.e. Tuesday, 23 July 2019, may obtain the login ID and password by sending a request at evoting@nsdl.co.in. However, if a person is already registered with NSDL for e-voting then existing user ID and password can be used for casting vote. A member can also use the OTP (One Time Password) based login for casting the votes on the NSDL e-voting system.
5. Members may note that:-
   a) The remote e-voting module will be disabled by NSDL after the aforesaid date and time for voting and the remote e-voting will not be allowed beyond the specified period;
   b) Once the vote on a resolution is cast by the members, they will not be allowed to change it subsequently;
   c) The facility for voting through electronic voting system/ballot paper shall be made available at the AGM venue for the members who have not cast their vote by remote e-voting;
   d) The members who have cast their vote by remote e-voting prior to the AGM may also attend the AGM but will not be entitled to cast their vote again; and
   e) A person whose name is recorded in the register of members or in the register of beneficial owners maintained by the depositories as on the cut-off date will be entitled to avail the facility of remote e-voting as well as voting at the AGM venue through electronic voting system/ballot paper.

The annual report along with the notice of AGM and this notice is available on the Company's website www.drreddys.com, website of the NSDL www.evoting.nsdl.com and on the website of stock exchanges www.bseindia.com and www.nseindia.com. The shareholders, who wish to receive physical copies of the annual report, may e-mail their request to the Company at shares@drreddys.com or to Registrar and Transfer Agent of the Company viz. Bigshare Services Private Limited at bsshyd@bigshareonline.com.

The Company has appointed Mr. G. Raghu Babu, Partner, M/s. R & A Associates, Company Secretary in Practice, Hyderabad (Membership no. F4448 & Certificate of Practice no. 2820) as the Scrutinizer to scrutinize the voting and remote e-voting process in a fair and transparent manner.

For detailed instructions pertaining to e-voting, members may please refer to the section 'Instructions for E-voting' in notice of the AGM. In case of queries or grievances pertaining to e-voting procedure, members may refer the Frequently Asked Questions (FAQs) and e-voting user manual available at the 'Downloads' section of www.evoting.nsdl.com or may contact Ms. Pallavi Mhatre, Manager, National Securities Depository Limited, Trade World, 'A' Wing, 4th Floor, Kamala Mills Compound, Senapati Bapat Marg, Lower Parel, Mumbai-400013 at the designated e-mail ids: evoting@nsdl.co.in or pallavid@nsdl.co.in or at telephone nos. 022 24994545 or toll free no: 1800-222-990 who will also address the grievances connected with the voting by electronic means. Members may also write to the Company Secretary at shares@drreddys.com or the Registered Office of the Company.

Date : 5 July 2019
Place : Hyderabad

For Dr. Reddy's Laboratories Ltd.
Sandeep Poddar
Company Secretary

Dr. REDDY'S LABORATORIES LIMITED

Regd. Office: 8-2-337, Road No.3, Banjara Hills, Hyderabad - 500 034
CIN: L85195TG1984PLC004507, Tel. 91 40 4900 2900, Fax: 91 40 4900 2999
email: shares@drreddys.com, website: www.drreddys.com

Nava Telangana – July 6, 2019

Dr.Reddy's

ఎజిఎం ప్రకటన మరియు ఇ-ఓటింగ్ సమాచారం

ఇందుమూలంగా ప్రకటించునది ఏమనగా సదరు ఎజిఎం నోటీసులో పేర్కొన్న వ్యాపారాన్ని నిర్వహించుటకు డా॥రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ ('కంపెనీ') యొక్క 35వ వార్షిక సర్వసభ్య సమావేశం (ఎజిఎం) మంగళవారం, 30 జులై, 2019న ఉ॥9.30గం॥లకు ది బాల్‌రూం, హోటల్ పార్క్ హయత్, రోడ్ నెం.2, బంజారాహిల్స్, హైదరాబాద్ - 500 034 వద్ద జరుగును.

కంపెనీల (మేనేజ్‌మెంట్ మరియు అడ్మినిస్ట్రేషన్) రూల్స్, 2014 యొక్క రూల్ 18తో చదవబడే కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 101 మరియు 136 ననుసరించి, కంపెనీతో గాని లేదా సంబంధిత డిపాజిటరీతో గాని వారి ఇ-మెయిల్ నమోదు చేసుకున్న సభ్యులకు ఇ-మెయిల్ ద్వారా 35వ ఎజిఎం నోటీసుతోపాటు 2018-19 ఆర్థిక సంవత్సరం యొక్క కంపెనీ వార్షిక నివేదికను పంపడం జరిగింది. ఇతర సభ్యులకు నోటీసు మరియు వార్షిక నివేదిక యొక్క భౌతిక కాపీలను 5 జులై, 2019న అనుమతించిన పద్ధతిద్వారా పంపడం జరిగింది.

కంపెనీల (మేనేజ్‌మెంట్ మరియు అడ్మినిస్ట్రేషన్) రూల్స్, 2014 యొక్క రూల్ 20, కంపెనీల చట్టం, 2013 యొక్క సెక్షన్ 108, నిబంధనలకనుగుణంగా మరియు సెక్యూరిటీస్ & ఎక్స్ఛేంజ్ బోర్డ్ ఆఫ్ ఇండియా (లిస్టింగ్ ఆబ్లిగేషన్స్ మరియు డిస్‌క్లోజర్ రిక్వైర్‌మెంట్స్) రెగ్యులేషన్స్ 2015 యొక్క రెగ్యులేషన్ 44 ప్రకారం 35వ ఎజిఎం నోటీసులో పేర్కొన్న అన్ని తీర్మానములపై వారి ఓటు వేయుటకు సభ్యులకు కంపెనీ ఇ-ఓటింగ్ సౌకర్యం ఏర్పాటు చేయుటకు సంతోషించుచున్నది. ఎజిఎం జరుగు ప్రదేశము కాకుండా ఇతర ప్రదేశము నుండి (రిమోట్ ఇ-ఓటింగ్) నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్ (ఎన్ఎస్‌డిఎల్) యొక్క ఎలక్ట్రానిక్ ఓటింగ్ పద్ధతిద్వారా సభ్యులు వారి ఓటును వేయవచ్చును.

సభ్యులందరికీ తెలియజేయునది ఏమనగా:

1 35వ ఎజిఎం నోటీసులో పేర్కొనబడిన విధంగా సాధారణ మరియు ప్రత్యేక వ్యాపారాన్ని ఎలక్ట్రానిక్ పద్ధతిద్వారా ఓటింగ్ నిర్వహించవచ్చు.

2 రిమోట్ ఇ-ఓటింగ్ శుక్రవారం, 26 జులై, 2019న (ఉ.9.00 గం.లు ఐఎస్‌టి) ప్రారంభమై సోమవారం, 29 జులై, 2019న (సా.5.00 గం.లు ఐఎస్‌టి) ముగియును.

3 ఎలక్ట్రానిక్ పద్ధతి ద్వారా లేదా ఎజిఎం జరుగుచోట ఓటు వేయుటకు అర్హతను నిర్ధారించుటకు కటాఫ్ తేది మంగళవారం, 23 జులై, 2019.

4 ఎజిఎం నోటీసు జారీ తరువాత కంపెనీ వాటాలు పొంది మరియు కంపెనీ సభ్యుడుగా మారిన మరియు కటాఫ్ తేది అయిన మంగళవారం, 23 జులై, 2019 నాటికి వాటాలు కలిగిన వ్యక్తి evoting@nsdl.co.in కు అభ్యర్ధన పంపడం ద్వారా లాగిన్ ఐడి మరియు పాస్‌వర్డ్ పొందవచ్చును. అయితే, సదరు వ్యక్తి ఇ-ఓటింగ్ కొరకు ఇదివరకే ఎన్ఎస్‌డిఎల్‌తో నమోదై ఉన్నఎడల ఓటు వేయుటకు ప్రస్తుతమున్న యూజర్ ఐడి మరియు పాస్‌వర్డ్‌ను ఉపయోగించవచ్చును. సభ్యుడు ఎన్ఎస్‌డిఎల్ ఇ-ఓటు వేయుట కొరకు లాగిన్ కావడానికి ఓటిపి (వన్ టైమ్ పాస్‌వర్డ్) పద్ధతిని కూడా ఉపయోగించుకొనవచ్చును.

5 సభ్యులు దిగువ వాటిని గమనించగలరు:

ఎ) ఓటింగ్ కొరకు పైన పేర్కొనబడిన తేదీ మరియు సమయం తరువాత ఎన్ఎస్‌డిఎల్ రిమోట్ ఇ-ఓటింగ్ మాడ్యూల్ పనిచేయదు మరియు పేర్కొనబడిన కాల వ్యవధి తరువాత రిమోట్ ఇ-ఓటింగ్ అనుమతించబడదు.

బి) సభ్యులు ఒక తీర్మానంపై ఓటు వేసిన తరువాత, తదుపరి మార్చుటకు అనుమతించబడదు.

సి) రిమోట్ ఇ-ఓటింగ్ ద్వారా వారి ఓటు వేయని సభ్యులకు ఎజిఎం జరుగు ప్రదేశం వద్ద ఎలక్ట్రానిక్ ఓటింగ్ పద్ధతి / బ్యాలెట్ పేపర్ ద్వారా ఓటు వేయు సౌకర్యం అందుబాటులో ఉంచబడుతుంది.

డి) ఎజిఎం కు ముందు రిమోట్ ఇ-ఓటింగ్ ద్వారా వారి ఓటును వేసిన సభ్యులు కూడా ఎజిఎంకు హాజరు కావచ్చు అయితే మరల వారి ఓటును వేయుటకు అనుమతించబడరు.

ఇ) కటాఫ్ తేదీ నాటికి డిపాజిటరీస్‌చే నిర్వహించబడుతున్న లబ్ధి యజమానుల రిజిస్టర్‌లో లేదా సభ్యుల రిజిస్టర్‌లో పేరు నమోదు అయిన వ్యక్తి రిమోట్ ఇ-ఓటింగ్ లేదా ఎజిఎం ప్రదేశం వద్ద ఎలక్ట్రానిక్ ఓటింగ్ పద్ధతి / బ్యాలెట్ పేపర్ ద్వారా ఓటు వేయు సౌకర్యాన్ని పొందుటకు హక్కు కలిగి ఉంటాడు.

ఎజిఎం నోటీసుతోపాటు వార్షిక నివేదిక మరియు ఈ నోటిసు కంపెనీ యొక్క వెబ్‌సైట్ www.drreddys.com పై అందుబాటులో ఉంటుంది మరియు ఎన్ఎస్‌డిఎల్ వెబ్‌సైట్ www.evoting.nsdl.com పై కూడా అందుబాటులో ఉంటుంది. వార్షిక నివేదిక భౌతిక ప్రతులను స్వీకరించగోరు వాటాదారులు, వారి అభ్యర్ధనలను shares@drreddys.com కు లేదా కంపెనీయొక్క రిజిస్ట్రార్ మరియు ట్రాన్స్‌ఫర్ ఏజెంట్ అనగా బిగ్‌షేర్ సర్వీసెస్ ప్రైవేట్ లిమిటెడ్ bsshyd@bigshareonline.com వారికి ఇ-మెయిల్ చేయవచ్చును.

సజావుగా మరియు పారదర్శక పద్ధతిన ఓటింగ్ మరియు రిమోట్ ఇ-ఓటింగ్ ప్రక్రియ జరుగుటను పరిశీలించుటకు పరిశీలకునిగా శ్రీ జి.రఘుబాబు, భాగస్వామి, మెస్సర్స్ ఆర్ & ఎ అసోసియేట్స్, కంపెనీ సెక్రటరీ ఇన్ ప్రాక్టీస్, హైదరాబాద్ (మెంబర్‌షిప్ నెం.ఎఫ్‌సిఎస్ 4448 & సర్టిఫికేట్ ఆఫ్ ప్రాక్టీస్ నెం.2820) వారిని కంపెనీ నియమించింది.

ఇ-ఓటింగ్‌కు సంబంధించి వివరణాత్మక సూచనలకొరకు, సభ్యులు ఎజిఎం నోటీసులో ఇ-ఓటింగ్ సంబంధిత సమాచారాన్ని చూడగలరు. ఇ-ఓటింగ్ ప్రక్రియకు సంబంధించి ఏవేని విచారణలు లేదా సమస్యలు ఉంటే, సభ్యులు www.evoting.nsdl.com యొక్క డౌన్‌లోడ్స్ సెక్షన్ వద్ద లభించు తరచుగా అడగబడే ప్రశ్నలు (ఎఫ్ఎక్యులు) మరియు ఇ-ఓటింగ్ యూజర్ మాన్యువల్ చూడవచ్చును లేదా పల్లవి మాత్రే, మేనేజర్, నేషనల్ సెక్యూరిటీస్ డిపాజిటరీ లిమిటెడ్, ట్రేడ్ వరల్డ్, "ఎ" వింగ్, 4వ అంతస్తు, కమలా మిల్స్ కాంపౌండ్, సేనాపతి బాపట్ మార్గ్, లోయర్ పరెల్, ముంబాయి-400 013 వారిని డిజిగ్నేటెడ్ ఇ-మెయిల్ ఐడిలు evoting@nsdl.co.in లేదా pallavid@nsdl.co.in ద్వారా లేదా ఫోన్ నెం. 022 24994545 లేదా టోల్ ఫ్రీ నెం.1800-222-990 వద్ద సంప్రదించవచ్చును. వీరు ఎలక్ట్రానిక్ పద్ధతి ద్వారా ఓటింగ్‌కు సంబంధించిన సమస్యలను కూడా పరిష్కరిస్తారు. సభ్యులు కంపెనీ సెక్రటరీకి shares@drreddys.com నకు లేదా కంపెనీ యొక్క నమోదిత కార్యాలయ చిరునామాకు కూడా వ్రాయవచ్చును.

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్ కొరకు

సందీప్ పొద్దార్

కంపెనీ సెక్రటరీ

తేది : 5 జులై, 2019

ప్రదేశం: హైదరాబాద్

డా. రెడ్డీస్ ల్యాబొరేటరీస్ లిమిటెడ్

నమోదిత కార్యాలయం: 8-2-337, రోడ్డు నెం.3, బంజారాహిల్స్, హైదరాబాద్-500 034

Email: shares@drreddys.com Website: www.drreddys.com